Eagle Bancorp, Inc.

7815 Woodmont Avenue

Bethesda, Maryland 20814

July 23, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Eagle Bancorp, Inc.
Registration Statement on Form S-4, as amended
File No. 333-150763

Ladies and Gentlemen:

The undersigned Registrant, by its duly authorized officer, respectfully requests that the above referenced Registration Statement on Form S-4 relating to the issuance of up to 4,338,363 shares of the Registrant’s common stock in connection with Agreement and Plan of Merger relating to Fidelity & Trust Financial Corporation, be declared effective as of 3:00 PM, Eastern Time, on Wednesday, July 23, 2008, or as soon thereafter as possible.

The Registrant is aware that no review of the Registration Statement has or will be made by the Staff of the Commission for the purpose of determining the adequacy of the disclosure therein under the Securities Act of 1933. The Staff of the Commission may consider this request for acceleration as confirmation of the fact that those requesting acceleration are aware of their respective liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the distribution of the securities specified in the Registration Statement.

In connection with this request for acceleration of the effective date of the Registration Statement, the Registrant acknowledges that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EAGLE BANCORP, INC.

By:	/s/ Ronald D. Paul
Ronald D. Paul, President